Exhibit 99.2

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

Unaudited Condensed Consolidated Financial Statements
Condensed Consolidated Balance Sheets as of June 30, 2024 (Unaudited) and December 31, 2023	F-2
Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss for the Six Months Ended June 30, 2024 and 2023	F-3
Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity for the Six Months Ended June 30, 2024 and 2023	F-4
Unaudited Condensed Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2024 and 2023	F-5
Notes to Unaudited Condensed Consolidated Financial Statements	F-6 – 28

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2024	2023
ASSETS	(Unaudited)
Current Assets:
Cash and cash equivalents	$1,552,455	$1,413,669
Accounts receivable, net	636,733	1,062,237
Accounts receivable, net - related party	105,694	108,188
Advances to suppliers, net	10,867,426	5,292,114
Advances to suppliers, net - related party	1,500,983	1,807,965
Inventories, net	281,653	136,191
Prepayments and other current assets	112,966	285,655
Due from third parties	346,822	-
Deposits for equity acquisition	4,128,000	-
Due from related parties	72,082	358,659
Total Current Assets	19,604,814	10,464,678

Property, plant and equipment, net	7,389,114	7,761,328
Intangible assets, net	4,156,564	4,449,989
Long-term investment in equity investee	2,226,023	2,337,451
Right-of-use assets	295,022	231,802
Total Assets	$33,671,537	$25,245,248

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities:
Short-term loans	$5,263,128	$5,387,400
Advances from customers	2,107,745	1,712,320
Advances from customers-related party	340,381	344,051
Deferred grants - current	187	191
Accounts payable	2,956,208	2,974,650
Accounts payable - related party	-	3,080
Accrued and other liabilities	3,089,936	3,240,663
Loans from third parties	3,116,433	1,274,666
Taxes payable	2,009,701	1,986,935
Operating lease liabilities, current	126,838	89,500
Deferred tax liability	276,452	299,622
Total Current Liabilities	19,287,009	17,313,078

Loans from third parties-noncurrent	475,546	2,977,166
Operating lease liabilities - noncurrent	132,009	103,830
Total Liabilities	19,894,564	20,394,074

Commitments and Contingencies

Shareholders’ Equity:
Class A Shares, $0.1 par value, 20,000,000 shares authorized, 3,828,868 shares and 1,205,188 shares issued and outstanding as of June 30, 2024 and December 31, 2023, respectively	382,887	120,518
Class B Shares, $0.01 par value, 2,000,000 shares authorized, nil shares issued and outstanding as of June 30, 2024	-	-
Additional paid-in capital	78,745,720	68,876,257
Statutory reserve	1,128,674	1,072,895
Accumulated deficit	(64,195,520)	(63,461,282)
Accumulated other comprehensive loss	(2,734,390)	(2,253,561)
Total Shareholders’ Equity Attributable to ReTo Eco-Solutions, Inc.	$13,327,371	$4,354,827

Noncontrolling interest	449,602	496,347
Total Shareholders’ Equity	$13,776,973	$4,851,174

Total Liabilities and Shareholders’ Equity	$33,671,537	$25,245,248

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Six Months Ended June 30,
	2024	2023

Revenues – third party customers	$1,620,008	$1,022,919
Revenues – related parties	218,631	210,864
Total revenues	1,838,639	1,233,783
Cost of revenues – third party customers	1,129,534	780,794
Cost of revenues – related parties	141,624	359,398
Total Cost	1,271,158	1,140,192
Gross Profit	567,481	93,591

Operating Expenses:
Selling expenses	133,455	289,730
General and administrative expenses	1,368,407	5,539,187
Bad debt expenses	63,462	460,116
Research and development expenses	76,257	809,979
Total Operating Expenses	1,641,581	7,099,012

Loss from Operations	(1,074,100)	(7,005,421)

Other Income (expenses):
Interest expenses	(255,240)	(180,772)
Interest income	24,385	1,509
Other income (expenses), net	629,902	(4,356,224)
Change in fair value of convertible debt	-	(57,985)
Gain from disposal of subsidiaries	-	38,394
Share of losses in equity method investments	(57,960)	(83,307)
Total Other Income (expenses), Net	341,087	(4,638,385)

Loss Before Income Taxes	(733,013)	(11,643,806)
Income Taxes Expense (Benefit)	(16,380)	52
Net Loss	(716,633)	(11,643,858)

Less: net loss attributable to noncontrolling interest	(38,174)	(424,115)
Net Loss Attributable to ReTo Eco-Solutions, Inc.	$(678,459)	$(11,219,743)

Net Loss	$(716,633)	$(11,643,858)
Other comprehensive loss:
Foreign currency translation adjustment	(489,400)	258,053
Comprehensive Loss	(1,206,033)	(11,385,805)
Less: comprehensive loss attributable to noncontrolling interest	(46,745)	(334,923)
Comprehensive Loss Attributable to ReTo Eco-Solutions, Inc	$(1,159,288)	$(11,050,882)

Loss Per Share
Basic and diluted	$(0.25)	$(20.63)

Weighted Average Number of Shares
Basic and diluted	2,745,361	543,785

*	The share number and share-related data in the financial statements have been adjusted to reflect the two share combinations on May 12, 2023 and March 1, 2024.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN

SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023

	Class A Common Shares		Class B Common Shares		Additional Paid-in	Subscription	Statutory	Retained Earnings (Accumulated	Accumulated Other Comprehensive	Noncontrolling	Total
	Number	Amount	Number	Amount	Capital	receivable	Reserve	Deficit)	Income (Loss)	Interest	Equity
Balance at December 31, 2022	433,989	$43,400	-	-	$53,331,093	$-	$1,066,554	$(47,813,206)	$(2,388,890)	$835,578	$5,074,529
Net income	-	-	-	-	-	-	-	(11,219,743)		(424,115)	(11,643,858)
Fractional share issued for reverse share split	1,539	154	-	-	-154	-	-	-	-	-	-
Issuance of common shares	200,000	20,000	-	-	6,580,000	(5,887,546)	-	-	-	-	712,454
Conversion of convertible debt	47,057	4,705	-	-	987,356	-	-	-	-	-	992,061
Issuance of common shares	40,000	4,000	-	-	1,676,000	-	-	-	-	-	1,680,000
Issuance of common shares	50,000	5,000	-	-	2,095,000	-	-	-	-	-	2,100,000
Appropriation to statutory reserve	-	-	-	-	-	-	3,328	(3,328)	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	168,861	89,192	258,053
Balance at June 30, 2023	772,585	$77,259	$-	$-	$64,669,295	$(5,887,546)	$1,069,882	$(59,036,277)	$(2,220,029)	$500,655	$(826,761)

Balance at December 31, 2023	1,205,188	$120,518	$-	$-	$68,876,257	$-	$1,072,895	$(63,461,282)	$(2,253,561)	$496,347	$4,851,174
Net income	-	-	-	-	-	-	-	(678,459)	-	(38,174)	(716,633)
Fractional share issued for reverse shares split	56,420	$5,643	-	-	(5,643)	-	-	-	-	-	-
Issuance of common shares in private placements, net	1,000,000	100,000	-	-	3,869,063	-	-	-	-	-	3,969,063
Share-based compensation	67,260	6,726	-	-	156,043	-	-	-	-	-	162,769
Issuance of common shares, net	1,500,000	150,000	-	-	5,850,000	-	-	-	-	-	6,000,000
Appropriation to statutory reserve	-	-	-	-	-	-	55,779	(55,779)	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	(480,829)	(8,571)	(489,400)
Balance at June 30, 2024	3,828,868	$382,887	$-	$-	$78,745,720	$-	$1,128,674	$(64,195,520)	$(2,734,390)	$449,602	$13,776,973

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30,
	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(716,633)	$(11,643,858)
Adjustments to reconcile net loss to net cash used in operating activities:
Deferred tax benefit	(16,380)	-
Depreciation and amortization	396,377	470,882
Change in fair value of convertible debt	-	57,985
Convertible debt issuance cost	-	145,569
Accrued interest for convertible debt	-	69,821
Amortization of share-based compensation for services	162,769	3,780,000
Change in bad debt allowances	63,462	460,116
Gain from disposal of subsidiary	-	(38,394)
Shares of losses in equity method investments	57,960	83,307
Amortization of operating lease right-of-use assets	65,310	93,991
Changes in operating assets:
Accounts receivable	395,388	373,948
Accounts receivable - related party	-	-
Advances to suppliers	(5,738,720)	111,149
Advances to suppliers - related party	267,230	2,096,160
Inventories	(149,681)	(522,597)
Prepayments and other current assets	79,163	179,672
Changes in operating liabilities:
Advances from customers	438,061	(369,899)
Advances from customers - related party	4,292	174,027
Accounts payable	50,499	458,172
Deferred grant - current portion	-	(18,202)
Accounts payable - related party	(3,031)	-
Accrued and other liabilities	(116,494)	(224,020)
Taxes payable	69,071	(55,605)
Operating lease liability	(63,975)	(222,494)
Net cash used in operating activities from operations	(4,755,332)	(4,540,270)

CASH FLOWS FROM INVESTING ACTIVITIES
Addition of property and equipment	-	(104,392)
Addition of intangible assets	-	(404)
Proceeds from disposal of subsidiary	176,854	511,800
Deposits for equity acquisition	(4,128,000)	-
Net cash used in investing activities from operations	(3,951,146)	407,004

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term bank loans	5,266,800	5,520,835
Repayment of short-term bank loans	(5,266,800)	(1,313,444)
Repayment of convertible debt	-	(200,000)
Repayment of third-party loans	(970,463)	(154,439)
Proceeds from third-party loans	404,548	865,108
Loan to third parties	(379,343)	(709,842)
Proceeds from private placement, net	3,969,063	712,454
Proceeds from public offering	6,000,000	-
Proceeds from related party loans	328,116	302,873
Repayment to related party loans	(29,197)	(561,592)
Payments to non-controlling shareholders	-	(288,671)
Net cash provided by financing activities from operations	9,322,724	4,173,282

EFFECT OF EXCHANGE RATE CHANGES ON CASH	(477,460)	79,928

NET INCREASE IN CASH	138,786	119,944

CASH, BEGINNING OF THE PERIOD	1,413,669	113,895
CASH, END OF THE PERIOD	$1,552,455	$233,839

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid	$174,137	$180,772
Income tax paid	$-	$-

Non-Cash Investing Activities
Right-of-use assets obtained in exchange for operating lease obligations	$281,001	$58,977
Right-of-use assets offset with operating lease obligations due to lease cancellation	$146,630	$77,941
Non-Cash Financing Activities
Conversion of investor loans to equity	$-	$992,060
Subscription receivable	$-	$(5,887,546)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

ReTo Eco-Solutions, Inc. (“ReTo”) is a business company established under the laws of the British Virgin Islands (“BVI”) on August 7, 2015 as a holding company to develop business opportunities in the People’s Republic of China (the “PRC” or “China”). ReTo and its subsidiaries are collectively referred to as the Company. ReTo, through its subsidiaries, is engaged in (i) manufacture and distribution of eco-friendly construction materials and equipment used for the production of eco-friendly construction materials and related consultation and technological services; (ii) consultation, design, project implementation and construction of urban ecological protection projects; (iii) roadside assistance services; and (iv) software development services.

As of June 30, 2024, the consolidated financial statements of the Company reflected the principal activities of the entities listed below. All inter-company balances and transactions have been eliminated upon consolidation.

Name of the Entity	Place of Incorporation	Ownership Percentage
ReTo Eco-Solutions, Inc.	British Virgin Islands	Parent
REIT Holdings (China) Limited (“REIT Holdings”)	Hong Kong, China	100%
Sunoro Holdings Limited (“Sunoro Holdings”)	Hong Kong, China	100%
Beijing REIT Technology Development Co., Ltd. (“Beijing REIT”)	Beijing, China	100%
Beijing REIT Equipment Technology Co., Ltd. (“REIT Equipment”)*	Beijing, China	100%
REIT New Materials Xinyi Co., Ltd. (“Xinyi REIT”)	Xinyi, China	100%
REIT Q GREEN Machines Private Ltd (“REIT India”)	India	51%
REIT Ecological Technology Co., Ltd. (“REIT Ordos”)	Ordos, China	100%
Datong Ruisheng Environmental Engineering Co., Ltd. (“Datong Ruisheng”)	Datong, China	100%
Guangling REIT Ecological Cultural Tourism Co., Ltd.	Datong, China	100%
REIT Technology Development Co., Ltd (“REIT Technology”)	Haikou, China	100%
Hainan REIT Mingde Investment Holding Co., Ltd. (“REIT Mingde”)	Haikou, China	100%
Hainan Fangyuyuan United Logistics Co., Ltd. (“Hainan Fangyuyuan”)*	Haikou, China	90%
Hainan Kunneng Direct Supply Chain Management Co., Ltd.	Haikou, China	51%
Hainan Yile IoT Technology Co., Ltd. (“Hainan Yile IoT”)	Haikou, China	61.6%
Hainan Yile IoV Technology Research Institute Co., Ltd, (“IoV Technology Research”)	Haikou, China	90%
Honghe Reit Ecological Technology Co., Ltd. (“Honghe REIT”)	Yunnan, China	100%
Inner Mongolia GuoRui Daojing Information Technology Co., Ltd.	Ordos, China	51%
Sunoro Hengda (Beijing) Technology Co., Ltd.	Beijing, China	100%
Inner Mongolia Reit Echological Environment Management Co., Ltd. (“Mongolia Reit”)	Ordos, China	100%
Senrui Bochuang (Beijing) Technology Co., LTD	Beijing, China	100%

*	REIT Equipment was previously known as “Beijing REIT Ecological Engineering Technology Co., Ltd.” and Hainan Fangyuyuan was previously known as “Yangpu Fangyuyuan United Logistics Co., Ltd.”

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (the “SEC”). Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2024 are not necessarily indicative of the results that may be expected for the full year.

Principles of consolidation

The unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances are eliminated upon consolidation.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than 50% of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

Non-controlling interest represents the portion of the net assets of subsidiaries attributable to interests that are not owned by the Company. The non-controlling interest is presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interest’s operating result is presented on the face of the consolidated statements of income and comprehensive income as an allocation of the total income for the year between non-controlling shareholders and the shareholders of the Company.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the unaudited condensed consolidated financial statements.

Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable, inventories, advances to suppliers, useful lives of property, plant and equipment, intangible assets, the recoverability of long-lived assets, provision necessary for contingent liabilities, revenue recognition under the input method, and realization of deferred tax assets. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand and cash deposited in major third-party payment processing platforms such as Alipay. In addition, highly liquid investments which have original maturities of three months or less when purchased are classified as cash equivalents.

Accounts Receivable, Net

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which requires the Company to measure and recognize expected credit losses for financial assets held and not accounted for at fair value through net income. The Company adopted this guidance effective January 1, 2023. ASC 326 introduces an approach based on expected losses to estimate the allowance for credit losses, which replaces the previous incurred loss impairment model. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements. Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for credit losses. The Company estimates the allowance for credit losses based on an analysis of the aging of accounts receivable, assessment of collectability, including any known or anticipated economic conditions, customer-specific circumstances, recent payment history and other relevant factors. Allowance for credit losses amounted to $2,105,670 and $2,146,679 as of June 30, 2024 and December 31, 2023, respectively.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Inventories

Inventories are stated at the lower of cost or net realizable value. Costs include the cost of raw materials, freight, direct labor and related production overhead. The cost of inventories is calculated using the weighted average method. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories.

Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. The Company evaluates inventories on a quarterly basis for its net realizable value adjustments, and reduces the carrying value of those inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging and future demand of each type of inventories. The Company recorded an inventory reserve of $253,635 and $259,621 as of June 30, 2024 and December 31, 2023, respectively.

Advances to Suppliers, Net

Advances to suppliers consist of balances paid to suppliers for services and materials that have not been provided or received. Advances to suppliers for service and material are short-term in nature. Advances to Suppliers are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the collectability of the advance becomes doubtful. The Company uses the aging method to estimate the allowance for uncollectible balances. In addition, at each reporting date, the Company generally determines the adequacy of allowance for doubtful accounts by evaluating all available information, and then records specific allowances for those advances based on the specific facts and circumstances. Allowance for uncollectible balances from the operations amounted to $3,066 and $3,138 as of June 30, 2024 and December 31, 2023, respectively.

Long-term Investment in Equity Investee

The Company’s long-term investments include equity method investments and equity investments without readily determinable fair values.

Investments in entities in which the Company can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC 323, Investments-Equity Method and Joint Ventures (“ASC 323”). Under the equity method, the Company initially records its investment at cost and the difference between the cost of the equity investee and the amount of the underlying equity in the net assets of the equity investee is accounted for as if the investee were a consolidated subsidiary. The share of earnings or losses of the investee are recognized in the consolidated statements of comprehensive loss. Equity method adjustments include the Company’s proportionate share of investee income or loss, adjustments to recognize certain differences between the Company’s carrying value and its equity in net assets of the investee at the date of investment, impairments, and other adjustments required by the equity method. The Company assesses its equity investment for other-than-temporary impairment by considering factors as well as all relevant and available information including, but not limited to, current economic and market conditions, the operating performance of the investees including current earnings trends, the general market conditions in the investee’s industry or geographic area, factors related to the investee’s ability to remain in business, such as the investee’s liquidity, debt ratios, and cash burn rate and other company-specific information.

Investments in equity securities without readily determinable fair values are measured at cost minus impairment adjusted by observable price changes in orderly transactions for the identical or a similar investment of the same issuer. These investments are measured at fair value on a nonrecurring basis when there are events or changes in circumstances that may have a significant adverse effect. An impairment loss is recognized in the consolidated statements of comprehensive loss equal to the amount by which the carrying value exceeds the fair value of the investment. Prior to the adoption of ASU 2016-01 on January 1, 2019, these investments were accounted for using the cost method of accounting, measured at cost less other-than-temporary impairment.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Long-term Investment in Equity Investee (continued)

As of June 30, 2024 and December 31, 2023, the Company’s long-term investment in equity investee balance represents its $2,226,021 and $2,337,451, or 41.67% equity investment in Shexian Ruibo Environmental Science and Technology Co., Ltd. (“Shexian Ruibo”). On September 7, 2020, the Company acquired such equity interest from an original shareholder of Shexian Ruibo and the original shareholder of Shexian Ruibo. Shexian Ruibo manufactures and sells eco-friendly construction materials in the PRC. The Company accounted for the investments using equity method, because the Company has significant influence but does not own a majority equity interest or otherwise control over the equity investee. Under the equity method, the Company adjusts the carrying amount of the investment and recognizes investment income or loss for its share of the earnings or loss of the investee after the date of investment. When the Company’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Company does not recognize further losses, unless the Company has incurred obligations or made payments or guarantees on behalf of the equity investee. For the six months ended June 30, 2024 and 2023, the investment loss from Shexian Ruibo was $57,960 and $83,307, respectively.

The Company continually reviews its investments in equity investees to determine whether a decline in fair value below the carrying value is other-than-temporary. The primary factors the Company considers in its determination include the financial condition, operating performance and the prospects of the equity investee; other company specific information such as recent financing rounds; the geographic region, market and industry in which the equity investee operates; and the length of time that the fair value of the investment is below its carrying value. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the equity investee is written down to fair value. For the six months ended June 30, 2024 and 2023, the Company did not recognize any impairment on its equity investment.

Leases

The Company adopted ASU No. 2016-02—Leases (Topic 842) on January 1, 2019 using the modified retrospective transition method permitted under ASU No. 2018-11. This transition approach provides a method for recording existing leases only at the date of adoption and does not require previously reported balances to be adjusted. In addition, the Company elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allowed the Company to carry forward the historical lease classification. The standard did not materially impact the Company’s consolidated net earnings and cash flows.

Fair Value of Financial Instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 - Quoted prices in active markets for identical assets and liabilities.

●	Level 2 - Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

●	Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Company considers the recorded value of its financial assets and liabilities, which consist primarily of cash and cash equivalents, accounts receivable, advance to suppliers, accounts payable, accrued and other liabilities, advances from customers, deferred revenue, taxes payable and due to related parties to approximate the fair value of the respective assets and liabilities as of June 30, 2024 and December 31, 2023, based upon the short-term nature of the assets and liabilities.

The Company believes that the carrying amount of the short-term and long-term borrowings approximates fair value as of June 30, 2024 and December 31, 2023 based on the terms of the borrowings and current market rates as the rates of the borrowings are reflective of the current market rates.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments (continued)

The Company elected the fair value option to account for its convertible loans. The Company engaged an independent valuation firm to perform the valuation. The convertible loans are classified as level 3 instruments as the valuation was determined based on unobservable inputs which are supported by little or no market activity and reflect the Company’s own assumptions in measuring fair value. Significant estimates used in developing the fair value of the convertible loans include time to maturity, risk-free interest rate, straight debt discount rate, probability to convert and expected timing of conversion. Refer to Note 9 for additional information.

As the inputs used in developing the fair value for level 3 instruments are unobservable, and require significant management estimate, a change in these inputs could result in a significant change in the fair value measurement.

Revenue Recognition

The Company adopted ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”) on January 1, 2018 using the modified retrospective approach. Under ASC 606, revenue is recognized when control of promised goods or services is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services.

To determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

The Company’s revenues are primarily derived from the following sources:

●	Revenue from machinery and equipment sales

The Company recognizes revenue when the machinery and equipment is delivered and control is transferred. The Company generally provide a warranty for a period of 12 months after the customers receive the equipment. The Company determines that such product warranty is not a separated performance obligation because the nature of warranty is to provide assurance that a product will function as expected and in accordance with customer’s specification and the Company has not sold the warranty separately. From its past experience, the Company has not experienced any material warranty costs and, therefore, the Company does not believe an accrual for warranty cost is necessary for the six months ended June 30, 2024 and 2023.

●	Revenue from construction materials sales

The Company recognizes revenue, net of sales taxes and estimated sales returns, when the construction materials are shipped to, delivered to or picked up by customers and control is transferred.

●	Revenue from municipal construction projects

The Company provides municipal construction services, including sponge city projects and ecological restoration projects. The Company recognizes revenue associated with these contracts over time as service is performed and the transfer of control occurs, based on a percentage-of-completion method using cost-to-cost input methods as a measure of progress. When the percentage-of-completion method is used, the Company estimates the costs to complete individual contracts and records as revenue that portion of the total contract price that is considered complete based on the relationship of costs incurred to date to total anticipated costs (the cost-to-cost approach).

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (continued)

Under the cost-to-cost approach, the use of estimated costs to complete each contract is a significant variable in the process of determining recognized revenue, requires judgment and can change throughout the duration of a contract due to contract modifications and other factors impacting job completion. The costs of earned revenue include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools and repairs. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

●	Revenue from technological consulting and other services

The Company recognizes revenue when technological consulting and other services are rendered and accepted by the customers.

Contract Assets and Liabilities

Payment terms are established on the Company’s pre-established credit requirements based upon an evaluation of customers’ credit quality. Contact assets are recognized for in related accounts receivable. Contract liabilities are recognized for contracts where payment has been received in advance of delivery. The contract liability balance can vary significantly depending on the timing of when an order is placed and when shipment or delivery occurs.

As of June 30, 2024 and December 31, 2023, other than accounts receivable and advances from customers, the Company had no other material contract assets, contract liabilities or deferred contract costs recorded on its consolidated balance sheet. Costs of fulfilling customers’ purchase orders, such as shipping, handling and delivery, which occur prior to the transfer of control, are recognized in selling, general and administrative expense when incurred.

Disaggregation of Revenues

The Company disaggregates its revenue from contracts by products and services, as the Company believes it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenues for the six months ended June 30, 2024 and 2023 is disclosed in Note 16.

Government Grants

Government grants represent cash subsidies received from PRC government or related institutions. Cash subsidies which have no defined rules and regulations to govern the criteria necessary for companies to enjoy the benefits are recognized as other income, net when received. Specific subsidies that local government has provided for a specific purpose, such as research and development are recorded as other non-current liabilities when received and recognized as other income or reduction of related expense when the specific performance is meet. As of December 31, 2020, the Company received related grants of $490,560 for a specific research and development project to be conducted during the period from 2021 to 2022. The Company recorded such grants as deferred grants on its consolidated balance sheet. As of June 30, 2024 and December 31, 2023, the remaining balance was $187 and $191, respectively.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Share-based Compensation

The Company accounts for share-based compensation in accordance with ASC 718, Compensation — Stock Compensation (“ASC 718”). In accordance with ASC 718, the Company determines whether an award should be classified and accounted for as a liability award or an equity award. All the Company’s share-based awards were classified as equity awards and are recognized in the consolidated financial statements based on their grant date fair values.

Income Taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company records a liability for uncertain tax positions when it is probable that a loss has been incurred and the amount can be reasonably estimated.

To the extent applicable, the Company records interest and penalties as a general and administrative expense. The Company’s subsidiaries in China and Hong Kong are subject to the income tax laws of the PRC and Hong Kong. No significant taxable income was generated outside the PRC for the six months ended June 30, 2024 and 2023. As of June 30, 2024, the tax years ended December 31, 2019 through December 31, 2023 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

Value Added Tax (“VAT”)

Sales revenue represents the invoiced value of goods, net of VAT. The VAT is based on gross sales price and VAT rates range up to 13%, starting from April 1, 2019, depending on the type of products sold. The VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing or acquiring its finished products. The Company recorded a VAT payable net of payments in the accompanying consolidated financial statements. All of the VAT returns of the Company have been and remain subject to examination by the tax authorities for five years from the date of filing.

Earnings (Loss) per Share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income (loss) divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. As of June 30, 2024 and June 30, 2023, the Company had no dilutive security outstanding that could potentially dilute EPS in the future.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign Currency Translation

The Company’s principal country of operations is the PRC. The financial position and results of its operations located in PRC are determined using RMB, the local currency, as the functional currency. ReTo and REIT Holdings use U.S. Dollars as their functional currency, while REIT India uses Indian rupee as the functional currency. The Company’s financial statements are reported using U.S. Dollars. The results of operations and the consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss). Gains and losses from foreign currency transactions are included in the results of operations.

The value of RMB against US$ and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Company’s financial condition in terms of US$ reporting. The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	June 30, 2024	December 31, 2023	June 30, 2023

Year-end spot rate	US$1=RMB 7.2672	US$1=RMB 7.0999	US$1=RMB 7.2513
Year-end spot rate	US$1=INR 83.33	US$1=INR 83.19	US$1=INR 82.06
Average rate	US$1=RMB 7.2150	US$1=RMB 7.0809	US$1=RMB 6.9283
Average rate	US$1=INR 83.20	US$1=INR 82.57	US$1=INR 82.20

Risks and Uncertainties

The main operation of the Company is located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, this may not be indicative of future results.

Concentrations and Credit Risk

A majority of the Company’s transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

As of June 30, 2024 and December 31, 2023, $1,519,456 and $1,314,636 of the Company’s cash and cash equivalents was deposited at financial institutions in the PRC. These deposits were insured per PRC’s new Deposit Insurance Regulation for up to RMB500,000 for one bank. In addition, as of June 30, 2024 and December 31, 2023, $5,663 and $4,161 of the Company’s cash and cash equivalents was deposited at financial institutions in the Republic of India (“India”) which is insured under the Deposit Insurance and Credit Guarantee Corporation for up to 100,000 Indian Rupee (approximately $1,200).

For the six months ended June 30, 2024, two customers accounted for more than 16% and 12% of the Company’s total revenue. For the six months ended June 30, 2023, two customers accounted for more than 22% and 17% of the Company’s total revenue.

As of June 30, 2024, three customers accounted for 33%, 24% and 13% of the Company’s consolidated accounts receivable. As of December 31, 2023, three customers accounted for 29%, 21% and 12% of the Company’s consolidated accounts receivable, respectively.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentrations and Credit Risk (continued)

For the six months ended June 30, 2024, the Company purchased approximately 30%, 22% and 10% of its raw materials from three major suppliers. For the six months ended June 30, 2023, the Company purchased approximately 21%, 17% and 13% of its raw materials from three major suppliers.

As of June 30, 2024 and December 31, 2023, three suppliers accounted for 30%, 22% and 10% of the total accounts payable balance, respectively.

Recent Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In October 2021, the FASB issued ASU No. 2021-08, “Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers” (“ASU 2021-08”). This ASU requires entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. The amendments improve comparability after the business combination by providing consistent recognition and measurement guidance for revenue contracts with customers acquired in a business combination and revenue contracts with customers not acquired in a business combination. The amendments are effective for the Company beginning after December 15, 2023, and are applied prospectively to business combinations that occur after the effective date. The adoption does not have a material effect on the consolidated financial statements.

In December 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”). This ASU requires that public business entities must annually “(1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income or loss by the applicable statutory income tax rate).” A public entity should apply the amendments in ASU 2023-09 prospectively to all annual periods beginning after December 15, 2024. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280). The amendments in this ASU require disclosures, on an annual and interim basis, of significant segment expenses that are regularly provided to the chief operating decision maker (CODM), as well as the aggregate amount of other segment items included in the reported measure of segment profit or loss. This ASU requires that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss. Public entities will be required to provide all annual disclosures currently required by Topic 280 in interim periods, and entities with a single reportable segment are required to provide all the disclosures required by the amendments in the update and existing segment disclosures in Topic 280. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, and requires retrospective adoption. The adoption does not have a material effect on the consolidated financial statements.

In March 2024, the FASB issued ASU 2024-01, “Compensation - Stock Compensation (Topic 718) - Scope Application of Profits Interest and Similar Awards” (“ASU 2024-01”), which intends to improve clarity and operability without changing the existing guidance. ASU 2024-01 provides an illustrative example intended to demonstrate how entities that account for profits interest and similar awards would determine whether a profits interest award should be accounted for in accordance with Topic 718. Entities can apply the guidance either retrospectively to all prior periods presented in the financial statements or prospectively to profits interest and similar awards granted or modified on or after the date of adoption. ASU 2024-01 is effective for annual periods beginning after December 15, 2024, and interim periods within those annual periods. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Company is currently evaluating the potential impact of adopting this guidance on its financial statements.

Except for the above-mentioned pronouncements, there are no recently issued accounting standards that will have a material impact on the audited consolidated financial position, statements of operations, and cash flows of the Company.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – GOING CONCERN

The Company’s unaudited condensed consolidated financial statements have been prepared assuming that it will continue as a going concern. As of June 30, 2024, the Company had a working capital of approximately $0.3 million, and approximately $0.7 million net loss and approximately $4.8 million cash used in operating activities during the six months ended June 30, 2024. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

As of June 30, 2024, the Company had cash of approximately $1.6 million. Management believes that it would be able to renew all of its existing bank loans upon their maturity based on past experience and the Company’s credit history. Currently, the Company is working to improve its liquidity and capital source mainly through cash flow from its operations, renewal of bank borrowings and borrowing from related parties. In order to fully implement its business plan and sustain operations, the Company may also seek equity financing from outside investors. At the present time, however, the Company does not have commitments of funds from any potential investors. No assurance can be given that additional financing, if required, would be available on favorable terms or at all.

On August 30, 2024, the Company entered into a securities purchase agreement with certain purchasers, in connection with the issuance and sale (the “Private Placement”) of an aggregate of 14,095,200 Class A shares, par value US$0.10 per share (the “Class A Shares”), of the Company at $1.38 per share for an aggregate of purchase price of $19,451,376. On the same day, the parties closed the Private Placement. The Company intends to use the net proceeds from the Private Placement for future mergers and acquisitions and working capital purposes.

Based on above reasons, the Company believe it has the ability to continue as a going concern for the next 12 months from the issuance of these consolidated financial statements.

NOTE 4 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	June 30, 2024	December 31, 2023
	(Unaudited)
Trade accounts receivable from third-part customers	$2,742,403	$3,208,916
Less: allowances for doubtful accounts	(2,105,670)	(2,146,679)
Total accounts receivable from third-party customers, net	636,733	1,062,237
Add: accounts receivable, net, related parties	105,694	108,188
Accounts receivable, net	$742,427	$1,170,425

As of June 30, 2024, the remaining balance is expected to be substantially collected from customers before December 31, 2024.

Allowance for credit losses movement is as follows:

	For the Six Months Ended June 30, 2024	For the Six Months Ended June 30, 2023	For the Year Ended December 31, 2023
	(Unaudited)	(Unaudited)
Beginning balance	$2,146,679	$2,460,037	$1,771,761
Provision for credit losses	150,732	1,193,688	433,867
Recovery	-	(423,898)	(7,061)
Written off	(142,191	-	-
Foreign exchange translation	(49,551	(332,092)	(51,888)
Ending balance	$2,105,670	$2,897,735	$2,146,679

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – ADVANCES TO SUPPLIERS, NET

Advances to suppliers include prepayments for raw materials used for production of construction materials for the Company’s construction projects, which consisted of the following:

	June 30, 2024	December 31, 2023
	(Unaudited)
Raw material prepayments for equipment production	$572,365	$309,121
Advances to construction subcontractors	10,298,127	4,986,131
Total:	10,870,492	5,295,252
Less: allowances for credit losses	(3,066)	(3,138)
Advances to suppliers, net, third parties	$10,867,426	$5,292,114

Our suppliers generally require refundable prepayments from us before delivery of goods or services. It usually takes 3 to 6 months for the suppliers to deliver raw materials for our equipment production and takes up to 6 to 12 months for the suppliers to deliver the construction materials. The prepayment is necessary to secure the supply in the market or secure a favorable price.

The changes of allowance for doubtful accounts as of June 30, 2024 and December 31, 2023 are as follows:

	June 30, 2024	June 30, 2023	December 31, 2023
	(Unaudited)	(Unaudited)
Beginning balance	$3,138	$449,517	$449,517
Provision for credit losses	-	-	(434,668)
Recovery	-	(400,107)	-
Foreign exchange translation	(72)	(4,169)	(11,711)
Ending balance	$3,066	$45,241	$3,138

NOTE 6 – INVENTORIES, NET

Inventories, net, consisted of the following:

	As of June 30, 2024	As of December 31, 2023
	(Unaudited)
Raw materials	$289,437	$119,405
Finished goods	234,711	276,407
Transfer finished goods	11,140	-
Subtotal	535,288	395,812
Less: Inventory allowance	(253,635)	(259,621)
Inventories, net	$281,653	$136,191

Inventories include raw material and finished goods. Finished goods include direct material costs, direct labor costs and manufacturing overhead.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – PREPAYMENTS AND OTHER CURRENT ASSETS

The Company’s prepaid expenses and other current assets are as follows:

	As of June 30, 2024	As of December 31, 2023
	(Unaudited)
Other receivable, net (1)	$68,800	$242,151
Value added tax receivable	44,166	43,504
Total	$112,966	$285,655

(1)	Other receivables mainly consisted of advances to employees for business development purposes and prepaid employee insurance and welfare benefits which will be subsequently deducted from the employee’s payroll.

NOTE 8– LEASE

The Company has several operating leases for manufacturing facilities, dormitories and offices. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. Lease expense for the six months ended June 30, 2024 and 2023 was $85,630, and $116,791, respectively.

The Company’s operating leases primarily include leases for office space and manufacturing facilities. The current portion of operating lease liabilities and the non-current portion of operating lease liabilities are presented on the consolidated balance sheet. Total lease expense related to right-of-use assets amounted to $75,470 which included $10,160 of interest and $65,310 of amortization expense of right-of-use assets. Total cash paid for operating leases amounted to $63,975 and $22,494 for the six months ended June 30, 2024 and 2023. Supplemental balance sheet information related to operating leases is as follows:

As of June 30, 2024
(Unaudited)
Right-of-use assets	$295,022

Operating lease liabilities – current	$126,838
Operating lease liabilities - non-current	132,009
Total operating lease liabilities	$258,847

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of June 30, 2024:

Remaining lease term and discount rate:
Weighted average remaining lease term (years)	2.38
Weighted average discount rate	7.42%

The following is a schedule of maturities of lease liabilities as of June 30, 2024:

For the period ending December 31,
2024	$68,097
For the years ending December 31,
2025	137,634
2026	64,706
2027	7,568
Total lease payments	278,005
Less: imputed interest	19,158
Present value of lease liabilities	$258,847

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – CONVERTIBLE LOANS

March 2022 Note

On March 10, 2022, the Company entered into a securities purchase agreement with an accredited investor for the issuance of a Convertible Promissory Note (the “Note”) in the aggregate principal amount of $3,105,000 with a maturity date of twelve months after the payment of the purchase price for the Note, which will be converted into Company’s common shares. The Note carries an original issue discount of $90,000. In addition, the Company paid $15,000 to the investor to cover legal fees, accounting fees, due diligence etc. On October 13, 2022, the Company entered into a standstill agreement with the investor. Pursuant to the standstill agreement, the investor will not seek to convert any portion of the Note for a period beginning as of the date of the agreement and ending on December 10, 2022 (the “Standstill Period”). Balance of the Note were increased by $310,500.00 (the “Standstill Fee”) as of the date of the agreement. The fair value of the Note was $3,922,686 as of December 31, 2022.On May 26, 2023, the Company entered into an extension agreement with the investor to extend the maturity date until March 10, 2024. Balance of the Note were increased by $145,569 as of the date of the agreement.

The principal balance of $100,000 of the March 2022 Note was converted into 2,908 common shares of the Company on December 20, 2022. The remaining balance of $3,461,069 was converted into 279,660 common shares of the Company during the year ended December 31, 2023.

For the six months ended June 30, 2023, due to change in fair value of convertible debentures, the Company recorded a change in fair value of convertible loan of $57,985 in other expense. Interest expense recognized for these convertible debentures were $69,821 for the six months ended June 30, 2023.

NOTE 10 – SHORT-TERM LOANS

Short-term loans consisted of the following:

	As of June 30, 2024	As of December 31, 2023
	(Unaudited)
Shanxi Hunyuan Rural Commercial Bank Co., Ltd (1)	$5,228,800	$5,352,188
Bank of China (2)	34,328	35,212
Total	$5,263,128	$5,387,400

(1)

 On April 28, 2023, Datong Ruisheng entered into a new bank loan agreement with Shanxi Hunyuan Rural Commercial Bank Co., Ltd to borrow approximately $5.4 million (RMB38 million) as working capital loan from April 28, 2023 to April 13, 2024. The loan bears a fixed interest rate of 6.55% per annum. The loan is guaranteed by Beijing REIT Ecological. Zhongrong Honghe Eco Construction Materials Co., Ltd, a related party, pledged a land use right for the loan. The loans were fully repaid on April 10, 2024.

On April 10, 2024, Datong Ruisheng entered into a new bank loan agreement with Shanxi Hunyuan Rural Commercial Bank Co., Ltd to borrow approximately $5.2 million (RMB38 million) as working capital loan from April 10, 2024 to March 28, 2025. The loan bears a fixed interest rate of 6.55% per annum. The loan is guaranteed by Beijing REIT Ecological. Zhongrong Honghe Eco Construction Materials Co., Ltd, a related party, pledged a land use right for the loan.

(2)	On March 3, 2023, IoV Technology Research entered into a line of credit agreement with Bank of China. The agreement allows IoV Technology Research to obtain loans up to approximately $35,212 (RMB250,000) for use as working capital between March 3, 2023 and March 2, 2024 for a term of one year. The loan bears a fixed interest rate of 4.35% per annum. Subsequently, the loan was extended to December 2, 2024.

For the six months ended June 30, 2024 and 2023, interest expense on all short-term loans amounted to $174,137, and $180,772, respectively.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – LOANS FROM THIRD PARTIES

	As of June 30, 2024	As of December 31, 2023
	(Unaudited)
Jiangsu Yuantong Municipal Projects Construction Co., Ltd. (1)	$1,315,093	$1,549,317
Changshu Tongjiang Machinery Co., Ltd. (2)	199,520	140,847
Tu and Lei Creative Design (Beijing) Co., Ltd. (3)	-	14,080
Zhang Miao (4)	847,235	725,140
Zhang Lei Studio (5)	13,760	14,085
Xinyi Xinshuo Concrete Co., Ltd.(6)	-	70,424
Xinyi Xinnan Real Estate Co., Ltd. (7)	-	84,508
Bai Shu Tong (8)	275,200	281,694
Hainan Boxinda Technology Partnership (Limited partnership) (9)	197,325	206,482
Chen Guo (10)	58,231	59,605
Honghe County Yisa Hengtong Decoration Company (11)	110,080	112,678
Ordos Ruitu Rural Development Promotion Center (12)	-	7,042
Yu Zhanfeng (13)	68,800	-
Shexian Ruibo hardware tools factory (14)	16,512	-
Jinyue Kelley Trading (Beijing) Co., LTD (15)	19,264	-
Qihang Hongye Technology (Inner Mongolia) Co., Ltd. (16)	470,959	985,930
Total	$3,591,979	$4,251,832
Less: Loans from third parties-non current	$(475,546)	$(2,977,166)
Loans from third parties-current	$3,116,433	$1,274,666

(1)

On October 11, 2022, Beijing REIT entered into a loan agreement with Jiangsu Yuantong Municipal Projects Construction Co., Ltd. to borrow approximately $1.2 million (RMB 8 million) as working capital loan for two years. The loan was from October 11, 2022 to October 10, 2024 and interest-free. On January 18, 2023, the parties revised the loan agreement to increase the principal amount to approximately $1.2 million (RMB9 million) with a new maturity date of January 17, 2025.

On January 1, 2023, Xinyi REIT obtained a working capital loan of $281,694 (RMB2 million) from Jiangsu Yuantong Municipal Projects Construction Co., Ltd. The loan was from January 1, 2023 to December 15, 2024 and interest-free. After partial repayment, the outstanding loans were $76,693 (RMB 0.6 million) as of June 30, 2024.

(2)

On January 1, 2023, Beijing REIT entered into a loan agreement with Changshu Tongjiang Machinery Co., Ltd. to borrow $140,847 (RMB1.0 million) as working capital loan for two years. The loan was from January 1, 2023 to December 31, 2025 and interest-free.

On April 9, 2024, Beijing REIT obtained a working capital loan of $61,920 (RMB 0.5 million) from Changshu Tongjiang Engineering Co., Ltd. The loan is from April 9, 2024 to April 8, 2025 and interest-free.

(3)	On January 1, 2023, Beijing REIT entered into a loan agreement with Tu and Lei Creative Design (Beijing) Co., Ltd. to borrow $138,812 (RMB1.0 million) as working capital loan for two years. The loan was from January 1, 2023 to December 31, 2025 and interest-free. The loan was fully repaid in June 2024.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – LOANS FROM THIRD PARTIES (continued)

(4)

On February 8, 2023, Beijing REIT and Xinyi REIT entered into a loan agreement with Zhang Miao to borrow $598,377 (RMB4.2 million) as working capital loan for two years. The loan was from February 8, 2023 to February 7, 2025 and interest-free. During from January 1  to June 30, 2024, Xinyi REIT further obtained a loan of $138,812 (RMB 1.0 million) from Zhang Miao. After partial repayment, the outstanding balance of the loan was $723,395 (RMB 5.3 million) as of June 30, 2024.

On February 8, 2021, Beijing REIT obtained a working capital loan of $156,900 from Zhang Miao. The loan is from February 8, 2021 to February 7, 2022 and interest-free. After partial repayment, the loan balance was $123,840 (RMB 0.9 million) as of June 30, 2024. The loan was renewed upon maturity with a new maturity date of February 7, 2025.

(5)	On November 20, 2023, Beijing REIT entered into a loan agreement Zhang Lei Studio to borrow $14,085 (RMB0.1 million) as working capital loan for two years. The loan was from November 20, 2023 to November 19, 2025 and interest-free.

(6)	On September 17, 2023, Xinyi REIT entered into a loan agreement with Xinyi Xinshuo Concrete Co., Ltd. to borrow $70,424 (RMB0.5 million) as working capital loan for two years. The loan was from September 17, 2023 and September 16, 2025 and interest-free. The loan was fully repaid in June 2024.

(7)	On May 27, 2023, Xinyi REIT entered into a loan agreement with Xinyi Xinnan to borrow $84,508 (RMB0.6 million) as working capital loan for two years. The loan was from May 27, 2023 to on May 26, 2025 and interest-free. The loan was fully repaid in June 2024.

(8)	On December 27, 2023, REIT Ecological Technology Co., Ltd entered into a loan agreement with Bai Shu Tong to borrow $281,694 (RMB2.0 million) as working capital loan for two years. The loan was from December 27, 2023 and December 26, 2025 and interest-free.

(9)	In 2023, REIT Technology, Hainan Yile IoT and IoV Technology Research obtained working capital loans of $207,036 (RMB1.5 million) from Hainan Boxinda Science Technology Partnership. The loan was from January 30, 2023 to July 3, 2025 and interest-free. After partially repaid, the outstanding loans were $197,325 (RMB 1.4 million) as of June 30, 2024.

(10)	On January 20, 2023, the Company entered into a loan agreement with Chen Guo to borrow $59,605 (RMB0.42 million) as working capital loan for two years. The loan is from January 20, 2023 to January 19, 2025 and bears an annual interest of 1%.

(11)	On May 26, 2023, the Company entered into a loan agreement with Honghe County Yisa Hengtong Decoration Company to borrow $112,678 (RMB0.8 million) as working capital loan for two years. The loan is from May 26, 2023 to May 5, 2025 and bears an annual interest of 1%. The loan was fully repaid in June 2024.

(12)	On July 7, 2023, REIT Ecological Technology obtained a working capital loan of $7,042 from Ordos Ruitu Rural Development Promotion Center. The loan is from July 7, 2023 to July 6, 2024 and interest-free. The loan was fully repaid in January 2024.

(13)	On March 13, 2024, REIT Ecological Technology obtained a working capital loan of $68,800 (RMB 0.5 million) from Yu Zhanfeng. The loan is from March 13, 2024 to July 12, 2024 and interest-free. The loan was fully repaid in July12, 2024.

(14)	One January 1, 2024, Beijin RETO obtained a working capital loan of $16,512 (RMB 0.1 million) from Shexian Ruibo hardware tools factory. The loan is from March 13, 2024 to January 1, 2025 and interest-free.

(15)	One April 27, 2024, Beijin RETO obtained a working capital loan of $19,264 (RMB 0.1 million) from Jinyue Kelley Trading (Beijing) Co., LTD. The loan is due on demanded and interest-free.

(16)	On November 20, 2023, Inner Mongolia REIT Ecological Environment Management Co., Ltd. obtained a working capital loan of $985,930 from Qihang Hongye Technology (Inner Mongolia) Co., Ltd. The loan is due on demand and bears an annual interest of 12%. After partial repayment, both the principle and interests of the loan were $470,959 (RMB3.4 million) as of June 30, 2024.

For the six months ended June 30, 2024 and 2023, interest on the Company’s loans from third parties amounted to $ 58,582 and nil, respectively.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – TAXES

(a)	Corporate income taxes

The Company is subject to income taxes on an entity basis on income arising in or derived from the location in which each entity is domiciled.

ReTo was incorporated in the BVI and is exempt from paying income tax. REIT Holdings is registered in Hong Kong as a holding company.

The Company’s PRC subsidiaries are subject to PRC income tax, which is computed according to the relevant laws and regulations in the PRC. Under the EIT Law, the corporate income tax rate applicable to all companies, including both domestic and foreign-invested companies, is 25%. Beijing REIT and IoV Technology Research were recognized as HNTE by PRC government and subject to a favorable income tax rate of 15% for six months ended June 30, 2023 and 2024. Hainan Yile IoT was recognized as a HNTE by PRC government and subject to a favorable income tax rate of 15% for six months ended June 30, 2023 and 2024.

The following table reconciles income tax expense by statutory rate to the Company’s actual income tax expense:

	For the Six Months Ended June 30,
	2024	2023
China Statutory income tax rate	25.0%	25.0%
Effect of favorable income tax rate in certain entity in PRC	(0.2)%	(2.2)%
Non-PRC entities not subject to PRC tax (3)	(7.9)%	(8.2)%
Research & Development (“R&D”) tax credit (1)	2.6%	1.7%
Non-deductible expenses - permanent difference (1)	(2.4)%	1.5%
Change in valuation allowance	(14.8)%	(17.8)%
Effective tax rate	2.2%	0.0%

(1)	Represents the tax losses incurred from operations outside of China.

(2)	According to PRC tax regulations, 200% of current year R&D expense approved by the local tax authority may be deducted from tax income.

(3)	Represents expenses incurred by the Company that were not deductible for PRC income tax.

The breakdown of the Company’s loss before income tax provision is as follows:

	For the Six Months Ended June 30,
	2024	2023
Loss before income tax expense from China	$(326,101)	(7,658,140)
Loss before income tax expense from outside of China	(406,912)	(3,985,666)
Total loss before income tax provision	$(733,013)	(11,643,806)

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – TAXES (continued)

(a)	Corporate income taxes (continued)

Loss before income tax expense from outside of China represents the losses incurred in ReTo and REIT India which are companies incorporated outside of China.

The income tax provision (benefit) for the six months ended June 30, 2024 and 2023 were as follows:

	For the Six Months Ended June 30,
	2024	2023
Current	$-	$52
Deferred	(16,380)	-
Total	$(16,380)	$52

Deferred income taxes reflect the net effects of temporary difference between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes. The Company periodically evaluates the likelihood of the realization of deferred tax assets and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized. Due to continuous losses incurred, the Company provided full allowance on the deferred tax assets as of June 30, 2024 and December 31, 2023.

Deferred tax asset	June 30, 2024	December 31, 2023
Provision of doubtful accounts	$2,266,110	$2,391,460
Tax loss carried forwards	8,865,851	8,276,814
Valuation allowance on tax losses	(11,131,961)	(10,668,274)
	$-	$-

(b)	VAT

The Company is subject to VAT for selling products in China. The applicable VAT rate is 13% for products sold in the PRC. The amount of VAT liability is determined by applying the applicable tax rate to the invoiced amount of goods sold (output VAT) less VAT paid on purchases made with the relevant supporting invoices (input VAT). Under the commercial practice of the PRC, the Company pays VAT based on tax invoices issued.

(c)	Taxes Payable

The Company’s taxes payable consists of the following:

	As of June 30,	As of December 31,
	2024	2023
	(Unaudited)
VAT tax payable	$377,992	$320,946
Corporate income tax payable	1,615,700	1,653,827
Land use tax and other taxes payable	16,009	12,162
Total	$2,009,701	$1,986,935

As of June 30, 2024 and December 31, 2023, the Company had tax payables of approximately $2.0 million and $2.0 million, respectively, mostly related to the unpaid income tax and business tax in China. For the six months ended June 30, 2024 and 2023, the Company has not received any penalty or interest charge notice from local tax authorities. Due to uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these unpaid tax balances. The final outcome of this tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of the statute of limitations. The Company believes it is likely that the Company can reach an agreement with the local tax authority to fully settle its tax payables in a short term but cannot guarantee such settlement will ultimately occur.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13– COMMITMENTS AND CONTIGENCIES

Contingencies

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The majority of these claims and proceedings are related to, or arise from, lease disputes, commercial disputes, worker compensation complaints, default on guaranteeing third-party lease obligations, and default on loans. The Company first determines whether a loss from a claim is probable, and if it is reasonable to estimate the potential loss, the loss will be accrued. The Company discloses a range of possible losses, if a loss from a claim is probable but the amount of loss cannot be reasonably estimated.

Contractual commitments

As of June 30, 2024, the Company’s contractual obligations consisted of the following:

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease commitment	$258,847	$126,838	132,009	$-	$-
Repayment of bank loans	5,263,128	5,263,128	-	-	-
Total	$5,521,975	5,389,966	132,009	$-	$-

NOTE 14– RELATED PARTY TRANSACTIONS

The Company records transactions with various related parties. These related party balances as of June 30, 2024 and December 31, 2023 and transactions for the six months ended June 30, 2024 and 2023 are identified as follows:

(1)	Related parties

Name of Related Party	Relationship to the Company
Mr. Hengfang Li	Chief Executive Officer and Chairman of the Board of Directors, and shareholder of the Company
Q Green Techcon Private Limited	Owned by the minority shareholder of REIT India
Shexian Ruibo	The Company owns 41.67% equity interest in Shexian Ruibo
Hunyuan Baiyang Food Co., Ltd.	An entity controlled by Mr. Hengfang Li
Handan Ruisheng Construction Material Technology Co., Ltd.	An entity controlled by Shexian Ruibo
Bei Qi Yin Jian Yi Le (Haikou) Smart Move Science Technology Co., Ltd.	Hainan Yile IoT owns 45% ownership interest in this company
Shexian Ruida	An entity controlled by Shexian Ruibo

(2)	Due from related parties

As of June 30, 2024 and December 31, 2023, the balance of due from related parties was as follows:

	As of June 30, 2024	As of December 31, 2023
Due from related parties
Mr. Hengfang Li	$72,082	$358,659

(3)	Accounts receivable from related parties

Accounts receivable from related parties consisted of the following:

	As of June 30, 2024	As of December 31, 2023
	(Unaudited)
Shexian Ruibo	$26,232	$26,851
Hunyuan Baiyang Food Co., Ltd.	35,157	35,986
Bei Qi Yin Jian Yi Le (Haikou) Smart Move Science Technology Co., Ltd.	44,305	45,351
Total accounts receivable from related parties	$105,694	$108,188

The balance of the accounts receivable as of June 30, 2024 from related parties was outstanding as of the date of issuance of these financial statements.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – RELATED PARTY TRANSACTIONS (continued)

(4)	Advance to suppliers, related party

Advance to suppliers, related party, consisted of the following:

	As of June 30, 2024	As of December 31, 2023
	(Unaudited)
Shexian Ruibo*	$1,450,543	$1,796,831
Shexian Ruida	39,563	-
Handan Ruisheng Construction Material Technology Co., Ltd.	10,877	11,134
Total	$1,500,983	$1,807,965

*	The balance represents the Company’s purchase advances for eco-friendly materials and equipment supplied by Shexian Ruibo.

(5)	Accounts payable to related parties

Accounts payable to related parties consisted of the following:

	As of June 30, 2024	As of December 31, 2023
Shexian Ruibo	$-	$3,080

(6)	Sales to related parties

Sales to related parties consisted of the following:

	For the Six Months Ended June 30,
	2024	2023
	(Unaudited)	(Unaudited)
Sales to a related party
Q Green Techcon Private Limited	218,631	210,864

Cost of revenue associated with the sales to the related party amounted to $141,624 and $359,398 for the six months ended June 30, 2024 and 2023, respectively.

(7)	Purchases from related parties

Purchases from related parties consisted of the following:

	For the Six Months Ended June 30,
	2024	2023
	(Unaudited)	(Unaudited)
Purchase from a related party
Shexian Ruibo	$232,016	$359,398

(7)	Equity grants

On March 12, 2023, the Company issued an aggregate of 6,700 common shares to directors under the 2022 Share Incentive Plan.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – SHAREHOLDERS’ EQUITY

Statutory Reserve

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The restricted amounts as determined pursuant to PRC laws totaled $1,128,674 and $1,072,895 as of June 30, 2024 and December 31, 2023, respectively.

Common Shares

ReTo was established on August 7, 2015 under the laws of the BVI and was initially authorized to issue 200,000,000 common shares at $0.001 par value. As approved by the shareholders of the Company at the Meeting (defined below), the existing common shares were redesignated as Class A Shares on August 8, 2024.

Share Combinations

Effective May 12, 2023, the Company implemented a 10-for-1 share combination of its authorized and issued and outstanding common shares (the “2023 Share Combination”). As a result of the 2023 Share Combination, the Company’s authorized shares were changed from 200,000,000 common shares, par value $0.001 per share, to 20,000,000 common shares, par value $0.01 per share.

Effective July 31, 2023, the Company’s board of directors approved a change of the maximum number of shares that the Company is authorized to issue from 20,000,000 shares of a single class each with a par value of US$0.01 to an unlimited number of shares of a single class each with a par value of US$0.01.

Effective March 1, 2024, the Company implemented a 10-for-1 share combination of its authorized and issued and outstanding common shares (the “2024 Share Combination”). As a result of the 2024 Share Combination, par value of the common shares of the Company changed from $0.01 per share to $0.1 per share.

The share number and share-related data in the financial statements have been adjusted to reflect the two share combinations.

Class B Shares

The Company approved on its 2024 Annual General Meeting of Shareholders (the “Meeting”) the amendment and restatement of its amended Memorandum and Articles of Association (the “Amended and Restated Memorandum and Articles of Association”) on August 4, 2024 to, (a) redesignate the existing common shares, par value US$0.10 each, as Class A Shares, par value US$0.10 each, with the same rights as the existing common shares and (b) create an additional 2,000,000 shares each to be designated as Class B shares, par value US$0.01 each (the “Class B Shares”), with each share to entitle the holder thereof to 1,000 votes but with transfer restrictions, pre-emption rights and no right to any dividend or distribution of the surplus assets on liquidation. Following the approval, the Amended and Restated Memorandum and Articles of Association became effective upon the registration by the BVI Registrar of Corporate Affairs, as filed by the Company’s BVI registered agent on August 8, 2024. On August 14, 2024, as approved by the Company’s board of directors and on the Meeting, the Company issued 1,000,000 Class B Shares to REIT International Development (Group) Co., Limited at par value for a total consideration of $10,000.

As of June 30, 2024 and December 31, 2023, 3,828,868 and 1,205,188 common shares were issued and outstanding, nil Class B common shares were issued and outstanding.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – SHAREHOLDERS’ EQUITY (continued)

Equity Grants

On March 8, 2023, the Company’s board of directors approved the issuance of an aggregate of 50,000 common shares to its employees, officers and directors for their services under the 2022 Share Incentive Plan. For the six months ended June 30, 2023, the Company recognized share-based compensation expenses of $2,100,000.

On June 7, 2024, the Company’s board of directors approved the issuance of an aggregate of 187,260 common shares to its employees, officers and directors for their services under the 2022 Share Incentive Plan. On June 24, 2024, the Company issued 67,260 common shares and the Company recognized share-based compensation expenses of $162,769.

Issuances for Consulting Services

On February 27, 2023, the Company entered into a consulting service agreement with Express Transportation Ltd. (“ETL”). Pursuant to the agreement, ETL has agreed to provide feasibility, analysis and risk management services on investment project in mainland China in exchange for 20,000 common shares, which were issued on March 8, 2023. For the six months ended June 30, 2023, the Company recognized share-based compensation expenses of $840,000.

On February 27, 2023, the Company entered into a consulting service agreement with Maxleed Investment Holding Ltd. (“MIHL”). Pursuant to the agreement, MIHL has agreed to provide strategy, due diligence, business expansion and optimization services in exchange for 20,000 common shares, which were issued on March 8, 2023. For the six months ended June 30, 2023, the Company recognized share-based compensation expenses of $840,000.

Financing

On May 18, 2023, the Company entered into a securities purchase agreement. Pursuant to the agreement, the Company issued 200,000 common shares on May 25, 2023 at $33 per share for aggregate gross proceeds of $6,600,000.

On September 29, 2023, the Company entered into a securities purchase agreement (the “Public Offering SPA”) to sell an aggregate of 1,500,000 common shares at a price of $10.00 per share to certain investors pursuant to the prospectus supplement, dated September 29, 2023, filed with the Securities and Exchange Commission on October 3, 2023 (the “Public Offering”). On March 13, 2024, the Company entered into an amendment to the Public Offering SPA with such investors to change the per share purchase price from $10.00 to $4.00 and to change the terms of the closing of the Public Offering. Net proceeds amounted to $6,000,000.

In addition, in a concurrent private placement (the “Concurrent Private Placement”), the Company entered into certain separate securities purchase agreements on September 29, 2023 (collectively, the “Private Placement SPAs”), to sell to certain other investors an aggregate of 1,000,000 common shares, par value $0.1, at $10.00 per share. On March 13, 2024, the Company entered into an amendment to the Private Placement SPA with such investors to change the per share purchase price from $10.00 to $4.00 and to change the terms of the closing of the Concurrent Private Placement. Net proceeds amounted to $3,969,063.

Conversion of Convertible Notes

During the year ended December 31, 2023, the Company issued an aggregate of 279,660 common shares for conversion of $4,111,082 in principle and interests of the Note based on the conversion price ranging from $8.71 to $29.2 (see Note 9).

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 – SEGMENT REPORTING

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different products or services. Based on management’s assessment, the Company has determined that it has four operating segments as defined by ASC 280, including machinery and equipment, construction material, municipal construction projects, and technology consulting and other services.

Construction material segment manufactures and sells eco-friendly construction material. Machinery and equipment segment manufactures and sells machinery and equipment used to manufacture construction material. Construction service segment generates revenue from contracting municipal construction projects. Technological consulting service segment generates revenue from providing environmental-protection related consulting services to customers.

The following table presents summary information by segments for the Company’s continuing operations for the six months ended June 30, 2024 and 2023, respectively:

	For the Six Months Ended June 30, 2024
	Machinery and Equipment sales	Construction materials sales	Technological consulting and other services	Total
Revenues	$1,661,336	146,293	31,010	1,838,639
Cost of goods sold	959,450	303,838	7,870	1,271,158
Gross profit	701,886	(157,545)	23,140	567,481
Interest expense and charges	(2,721)	150	257,810	255,240
Interest income	232	16	24,138	24,386
Depreciation and amortization	76,471	217,849	102,057	396,377
Capital expenditures	-	-	-	-
Income tax expenses	-	-	(16,380)	(16,380)
Segment loss	136,408	(244,481)	(608,560)	(716,633)
Segment assets	$11,296,630	9,817,774	12,557,133	33,671,537

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 – SEGMENT REPORTING (continued)

	For the Six Months Ended June 30, 2023
	Machinery and Equipment sales	Construction materials sales	Municipal construction projects	Technological consulting and other services	Total
Revenues	$1,029,131	24,510	90,177	89,965	1,233,783
Cost of goods sold	941,352	-	168,514	30,326	1,140,192
Gross profit	87,779	24,510	(78,337)	59,639	93,591
Interest expense and charges	90,729	5,771	5,219	79,053	180,772
Interest income	1,396	37	3	73	1,509
Depreciation and amortization	101,375	339,032	-	30,475	470,882
Capital expenditures	54,033	-	-	50,359	104,392
Income tax benefit	52	-	-	-	52
Segment loss	(5,429,194)	(378,340)	(296,551)	(5,539,773)	(11,643,858)
Segment assets	$7,272,071	10,976,507	4,955	2,089,650	20,343,183

NOTE 17 – SUBSEQUENT EVENTS

On August 12, 2024, the Company issued an aggregate of 120,000 common shares to directors under the 2022 Share Incentive Plan.

On August 30, 2024, the Company entered into a securities purchase agreement with certain purchasers, in connection with the issuance and sale of an aggregate of 14,095,200 Class A Shares of the Company at $1.38 per share for an aggregate of purchase price of $19,451,376. On the same day, the parties closed the Private Placement. The Company intends to use the net proceeds from the Private Placement for future mergers and acquisitions and working capital purposes.

On August 30, 2024, the Company engaged Jaash Investment Limited, a company organized under the laws of Hong Kong (the “Financial Advisor”), for consulting services in connection with the Private Placement and agreed to issue 1,268,568 Class A Shares to the Financial Advisor as consideration for its services within 5 business days after the closing of the Private Placement. The 1,268,568 Class A Shares were issued on the closing date of the Private Placement.

The Company has evaluated the impact of events that have occurred subsequent to June 30, 2024, through the issuance date of the unaudited condensed consolidated financial statement and concluded that no material subsequent events other than the above have occurred that would require recognition in the unaudited condensed consolidated financial statements or disclosure in the notes to the unaudited condensed consolidated financial statements.